

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

August 17, 2007

Michael J. Knesek
Controller
Enterprise GP Holdings L.P.
1100 Louisiana Street
10th Floor
Houston, TX 77002

> **Re: Enterprise GP Holdings L.P.
> Form 10-K for the Fiscal Year Ended December 31, 2006
> Filed February 28, 2007
> File No. 1-32610**

Dear Mr. Knesek:

　　　We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please be as detailed as necessary in your explanations. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

1.　　　In future filings, please state separately, in the balance sheet or in your notes any item in excess of five percent of total current liabilities. Refer to Rule 5-02.20 of Regulation S-

X. If no categories exceed five percent, please consider further disclosure of the contents of this balance due to its significance relative to your current liabilities.

Form 10-Q for the Quarterly Period Ended June 30, 2007

Controls and Procedures, page 85

2.   We note your statement that the CEO and CFO of EPE Holdings have concluded that your disclosure controls and procedures are effective to ensure that material information relating to your partnership is made known to management on a timely basis. In future filings, please revise to clarify, if true, that the CEO and CFO of EPE Holdings have also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Refer to Rule 13a-15(e) of the Exchange Act.

Further, you state that you have designed your disclosure controls and procedures to provide EPE Holdings' CEO and CFO with reasonable assurance that disclosure objectives are achieved. As such, when disclosing EPE Holdings' CEO's and CFO's conclusion as to the effectiveness of your disclosure controls and procedures in future filings, please indicate that they have concluded at a reasonable assurance level.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief